WATERWAY CAPITAL, LLC

FINANCIAL STATEMENTS

DECEMBER 31, 2021

WATERWAY CAPITAL, LLC

CONTENTS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Member and Audit Committee or equivalent of
Waterway Capital LLC

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of Waterway Capital LLC (the "Company") as of December 31, 2021, the related statements of income, changes in member's equity and cash flows for the year then ended, and the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2021, and the results of its operations and its cash flows for the year ended December 31, 2021, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Supplemental Information

The supplemental information, the Computation of Net Capital Pursuant to Rule 15c3-1 of the Securities Exchange Act of 1934 and the Computation for Determination of Reserve Requirements and Information Relating to Possession or Control Requirements Under Rule 15c3-3 of the Securities and Exchange Commission, has been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. The supplemental information is the responsibility of the Company's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. § 240.17a-5. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

WithumSmith+Brown, PC

We have served as the Company's auditor since 2018.

March 25, 2022

WithumSmith+Brown, PC   200 Jefferson Park, Suite 400, Whippany, New Jersey 07981-1070   **T** (973) 898 9494   **F** (973) 898 0686   withum.com

AN INDEPENDENT MEMBER OF HLB - THE GLOBAL ADVISORY AND ACCOUNTING NETWORK

WATERWAY CAPITAL, LLC

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2021

Assets

Cash, unrestricted	$	4,139,455
Accounts receivable		161,450
Deposits and other prepaids		94,542
Due from affiliates		129,053
Right of use assets		1,656
Property and equipment, net		95,244
Security deposit		16,246
Total Assets	$	4,637,646

Liabilities and Member's Equity

Liabilities		
Accounts payable	$	89,371
Accrued expenses and other liabilities		1,459,289
Due to affiliates		15,574
Lease liabilities		1,656
Contract liabilities		1,075,145
Total Liabilities		2,641,035
Member's Equity		1,996,611
Total Liabilities and Member's Equity	$	4,637,646

These financial statements and schedules are deemed confidential pursuant to sub-paragraph (e)(3). The accompanying notes are an integral part of these financial statements.

WATERWAY CAPITAL, LLC

STATEMENT OF INCOME

FOR THE YEAR ENDED DECEMBER 31, 2021

Revenue		
Advisory and placement services	$	11,563,488
Other income		165,350
Total Revenue	$	11,728,838
Operating Expenses		
Employee compensation and benefits	$	6,605,594
Legal, professional and regulatory fees		2,138,743
Occupancy		568,705
Depreciation		51,792
Technology and communication		77,172
Office expenses		193,950
Travel and entertainment		129,246
Other expenses		44,370
Total Operating Expenses		9,809,572
Other Income - PPP Loan Forgiveness	$	723,670
Net Income	$	2,642,936

WATERWAY CAPITAL, LLC

STATEMENT OF CHANGES IN MEMBER'S EQUITY

FOR THE YEAR ENDED DECEMBER 31, 2021

		Membership Units		Accumulated Capital		Total Member's Equity
Balance at January 1, 2021	$	87,500	$	616,175	$	703,675
Member's distributions		-		(1,350,000)		(1,350,000)
Net income		-		2,642,936		2,642,936
Balance at December 31, 2021	$	87,500	$	1,909,111	$	1,996,611

WATERWAY CAPITAL, LLC

STATEMENT OF CASH FLOWS

FOR THE YEAR ENDED DECEMBER 31, 2021

Cash Flows From Operating Activities		
Net income	$	2,642,936
Adjustments to reconcile net income to net cash provided by operating activities:		
Depreciation		51,792
Amortization of right of use asset		5,205
Forgiveness of payment protection program loan		(723,670)
Changes in operating assets and liabilities:		
Accounts receivable		880,516
Deposits and other prepaids		(26,999)
Due from affiliates		45,455
Due to affiliates		15,574
Accounts payable		(31,268)
Accrued expenses and other liabillities		258,322
Contract liabilities		371,855
Lease liabilities		(5,205)
Total Adjustments		841,577
Net Cash Provided by Operating Activities		3,484,513
Cash Flows Used In Investing Activities		
Investment in property and equipment		(4,154)
Cash Flows Used In Financing Activities		
Payment protection program loan		381,370
Distributions to member		(1,350,000)
Net Cash Used In Financing Activities		(968,630)
Net Decrease In Cash		2,511,729
Cash at Beginning of Year		1,627,726
Cash at End of Year	$	4,139,455

These financial statements and schedules are deemed confidential pursuant to sub-paragraph (e)(3). The accompanying notes are an integral part of these financial statements.

WATERWAY CAPITAL, LLC

NOTES TO FINANCIAL STATEMENTS

FOR THE YEAR ENDED DECEMBER 31, 2021

NOTE 1 - NATURE OF COMPANY

Waterway Capital, LLC (the "Company") is a broker-dealer registered with the Securities and Exchange Commission (SEC) and the Financial Industry Regulatory Authority (FINRA). The Company is a Massachusetts Limited Liability Company ("LLC") that is a wholly-owned subsidiary of Waterway Partners, LLC (the "Parent Company"). The Company specializes in the private placement of debt securities among its insurance company, pension fund, bank and other money management clients.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

BASIS OF PRESENTATION
The financial statements are prepared on the accrual method of accounting in accordance with accounting principles generally accepted in the United States of America.

USE OF ESTIMATES
The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from these estimates.

PROPERTY AND EQUIPMENT, NET
Property and equipment is stated at cost, net of accumulated depreciation and amortization. Depreciation and amortization is computed using the straight-line method over the estimated useful lives of the respective assets.

INCOME TAXES
The Company is organized as a single-member LLC. Under the provisions of the Internal Revenue Code, a single member LLC is considered a disregarded entity for income tax reporting purposes and, accordingly, is not subject to income taxes. Income of the Company flows to the Members of the Parent Company and is includable in the Member's income tax returns. The Company follows Accounting for Uncertainty in Income Taxes, which prescribes a recognition threshold and measurement attribute for financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. For those benefits to be recognized, a tax position must be more-likely-than-not to be sustained upon examination by taxing authorities. For the year ended December 31, 2021, the Company has no material uncertain tax positions to be accounted for in the financial statements. The Company recognizes interest and penalties, if any, related to unrecognized tax benefits in interest expense. As of December 31, 2021, the Parent Company's federal and state tax returns generally remain open for possible examination for a period of three years

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

INCOME TAXES (CONTINUED)
after the date which the returns were filed.

REVENUE FROM CONTRACTS WITH CUSTOMERS

REVENUE RECOGNITION
The Company recognizes revenue to depict the transfer of promised goods or services to customers in an amount that reflects consideration of which the entity expects to be entitled in exchange for those goods or services.

As part of this analysis over the revenue recognition of ASC Topic 606 the Company examined the five steps to revenue recognition as follows:

1) Identify the contract(s) with a customer: before entering into an arrangement with a customer, an executed, defined contract is completed
2) Identify the performance obligations in the contract: Clearly identified in each contract that the performance obligation is facilitating the placement of debt and related real estate transactions.
3) Determine the transaction price: Terms are clearly defined in each contract for each performance obligation.
4) Allocate the transaction price to the performance obligations in the contract: Based on the terms of the contract, the transaction price is determined at contract inception for the distinct services underlying each performance obligation.
5) Recognize revenue when (or as) the entity satisfies a performance obligation: Revenue is only recorded by the company once the respective performance obligation has been identified and satisfied.

SIGNIFICANT JUDGMENTS
Revenue from contracts with customers includes investment banking services. The recognition and measurement of revenue is based on the assessment of individual contract terms. Significant judgment is required to determine whether performance obligations are satisfied at a point in time or over time; how to allocate transaction prices where multiple measure of the Company's progress under the contract; and whether constraints on variable consideration should be applied due to uncertain future events.

INVESTMENT BANKING
Advisory & placement services fees and revenue sharing: The Company provides advisory and placement services. Revenue for advisory arrangements is generally recognized at the point in time that the placement of debt under the arrangement is completed (the closing date of the transaction) or the contract is cancelled.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

PROMOTIONAL INTEREST SHARES

The Company has ownership, by way of promotional interest shares, in three real estate locations. The promotional interest shares entitle the Company to receive a share of the profits from each property after investors receive a threshold internal rate of return. The total payments under the promotional interest will be calculated when the properties are sold or refinanced, based on the profit (or loss) at the time of sale or refinance ("triggering events"). These revenues are considered variable and contingent upon the triggering events and are not recorded until the triggering event transactions are closed. The Company did not earn any revenue related to these promotional interest shares for the year ended December 31, 2021.

OTHER INCOME

Revenue recorded in other income is generally recognized at the point in time that the transaction under the arrangement is completed (the closing date of the transaction) or the contract is cancelled.

DISAGGREGATED REVENUE FROM CONTRACTS WITH CUSTOMERS

Revenue from contracts with customers

Investment banking fees	
Advisory and placement services	$ 11,563,488
Expense reimbursement revenue	101,600
Other income	63,750
Total investment banking fee revenue	11,728,838
Total revenue from contracts with customers	$ 11,728,838

CONTRACT BALANCES

The following table provides information about receivables, contract assets, and contract liabilities from contracts with customers:

	January 1, 2021	December 31, 2021
Customer receivables	$ 1,041,169	$ 161,450
Contract assets	-	-
Contract liabilities	703,290	1,075,145

There was no revenue recognized during the year ended December 31, 2021 from performance obligations satisfied (or partially satisfied) in previous periods. The contract liabilities primarily relate to advanced consideration received from customers for contracts.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

CONTRACT BALANCES (CONTINUED)
Contract liabilities of $703,290 at January 1, 2021 were recognized as revenue during the year ended December 31, 2021.

Significant changes in the contract liabilities balance during the period are as follows:

| | January 1, 2021 | |
	Contract Assets	Contract Liabilities
Increases due to cash received, excluding amounts recognized as revenue during the period	$ -	371,855

ADVERTISING
The Company records expenses for advertising when the liability is incurred. The amount expensed for the year ended December 31, 2021 is $16,205.

FAIR VALUE MEASUREMENTS
The Company follows accounting standards relative to fair value measurements which requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs to determine the fair value. Also in accordance with these standards, the Company categorizes its financial instruments, based on the priority of inputs to the valuation technique, into a three–level hierarchy, as discussed below.

Investments measured and reported at fair value are classified and disclosed in one of the following categories:

Level I – are quoted prices in active markets for identical investments that the Company has the ability to access at the measurement or reporting date.

Level II – are inputs (other than quoted prices in active markets included within Level I), which are either directly or indirectly observable as of the reporting date, and fair value is determined through the use of models or other valuation methodologies.

Level III – are unobservable inputs for the investment and includes situations where there is little, if any, market activity for the investment. Unobservable inputs are those that reflect the Company's own assumptions about the determination of fair value and require significant management judgment or estimation.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

FAIR VALUE MEASUREMENTS (CONTINUED)

In certain cases, the inputs used to measure fair value may fall into different levels of the fair value hierarchy. In such cases, an investment's level within the fair value hierarchy is based on the lowest level of input that is significant to the fair value measurement. The Company's assessment of the significance of a particular input to the fair value measurement in its entirety requires judgment and considers factors specific to the investment.

PROMOTIONAL INTEREST SHARES

The Company has interest in promotional shares that entitle them to a share of profits in the underlying real estate locations. While the Company generates revenue upon certain triggering events, there are no such events in process and the value of future events is not able to be predicted. Therefore, the Company cannot reasonably assign a value to the shares.

ALLOWANCE FOR CREDIT LOSSES

The Company records the estimate of expected credit losses as an allowance for credit losses. For financial assets measured at an amortized cost basis the allowance for credit losses is reported as a valuation account on the statement of financial condition that is deducted from the asset's amortized cost. Changes in the allowance for credit losses are reported in credit loss expense.

The Company identified advisory and other receivables as impacted by the guidance. The allowance for credit losses is based on the Company's expectation of the collectability of financial assets including fees receivable and due from affiliates utilizing CECL framework. The Company considers factors such as historical experience, credit quality, age of the balances and economic conditions that may affect the Company's expectation of the collectability in determining the allowance for credit losses. The Company's expectation is that credit risk associated with the receivables is not significant until they reach 90 days past due based on the contractual arrangement and expectation of collection.

As of December 31, 2021 and for the year then ended the Company did not provide or experience any credit losses.

NOTE 3 – PROPERTY AND EQUIPMENT, NET

Property and equipment consists of the following as of December 31, 2021:

	Estimated Useful Lives		
Furniture and fixtures	7 years	$	115,426
Computer equipment	3 years		78,524
Office equipment	3 years		25,828
Software	3 years		-
Leasehold improvements	Life of lease		191,302
Total Cost			411,080
Less: accumulated depreciation and amortization			(315,836)
Property and Equipment, Net		$	95,244

Depreciation and amortization expense totaled $51,792 for the year ended December 31, 2021. The Company also disposed of $54,880 for no consideration in property and equipment for the year ended December 31, 2021.

NOTE 4 – NET CAPITAL

The Company is subject to the Securities & Exchange Commission Uniform Net Capital Rule (SEC Rule 15c3-1), which requires maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. For the year ended December 31, 2021, the Company had net capital of $2,937,121, which was in excess of the minimum net capital of $80,156 in the amount of $2,856,965. The Company's aggregate indebtedness to net capital ratio was 0.4 to 1.

NOTE 5 – COMMITMENTS

LEASE COMMITMENTS
Occupancy expense was approximately $568,705 for the year ended December 31, 2021. Included in this expense is a month to month rental for an office space in New York, NY.

NOTE 6 – RELATED PARTY TRANSACTIONS

In the normal course of business, the Company conducts certain transactions with related parties affiliated by common control. All of the entities are affiliated through common ownership by the parent company, Waterway Partners, LLC. The Parent Company also provides for the payment of certain direct expenses incurred by the Company in its operations as applicable and reasonably deemed necessary or appropriate to carry on the business activities of the Company. The Parent Company also provides other administrative services for which the Company pays an expense sharing service fee equal to the allocated amount of operating expenses associated with the administrative services. During 2021, the Company incurred and reimbursed $550,861 in operating expenses which were paid by the Parent Company.

The Company has paid for various administrative and overhead expenses on behalf of the related parties. During 2021, the related parties incurred $8,211 in expenses that were paid by the Company. The Company also recorded origination fees revenue for $126,602 from WFF Westport LP, $16,500 from WFF Westport TT, LLC, and $22,500 from WFF Post Rd. At December 31, 2021, the Company has a balance due from Waterway Family Funds of $100,000, WFF Post Rd of $22,793, WFF Westport TT for $6,000, and WFF Westport LP for $259 and a balance due to Waterway Family Funds for $15,000 and Waterway Partners for $574.

NOTE 7 – PROFIT SHARING PLAN

The Company maintains a discretionary profit sharing plan that covers all employees of the Company who have met eligibility requirements as defined in the plan document. The Plan includes a provision where the Company will make a Safe Harbor Non-elective Contribution to the individual account of each eligible employee in an amount equal to three percent of the employee's compensation for the plan year. Company contributions to the Plan for the year ended December 31, 2021 were $95,553. Of that amount, $9,450 was considered due at December 31, 2021 and included in accrued expenses and other liabilities in the statement of financial condition.

NOTE 8 – CONCENTRATIONS

The Company maintains its cash at one commercial bank. The Federal Deposit Insurance Corporation ("FDIC") covers $250,000 for substantially all deposit accounts. At times the Company's balances may be greater than the federally insured limits. The Company has not experienced any losses in such accounts nor does it believe that the cash is exposed to any significant risk.

NOTE 8 – CONCENTRATIONS (CONTINUED)

During 2021, the Company had seven customers that represented 84% of advisory and placement service revenue.

NOTE 9 – LEASES

LEASE RECOGNITION

The Company determines if an arrangement is a lease or contains a lease at inception. The Company has operating leases for equipment with remaining lease terms of 5 months to 35 months with a weighted-average remaining term of 16 months. Upon adoption of ASC 842, the Company recognized right of use assets and lease liabilities of $20,640.

Operating lease assets and operating lease liabilities are recognized based on the present value of the future lease payments over the lease term at the commencement date. As most of the Company's leases do not provide an implicit rate, the Company estimates its incremental borrowing rate of 5.5% based on information available at the commencement date in determining the present value of future payments. Lease expense for net present value of payments is recognized on a straight-line basis over the lease term. For 2021, expenses for these operating leases totaled $5,205 and amortization of the right of use asset totaled $5,205.

The maturities of lease liabilities as of December 31, 2021 were as follows:

2022	$	1,135
2023		588
Total lease payments		1,723
Less: imputed interest		(67)
Total	$	1,656

NOTE 10 – PAYCHECK PROTECTION PROGRAM

PAYCHECK PROTECTION PROGRAM LOAN

On April 22, 2020, the Company entered into a Promissory Note (the "PPP Note") with Boston Private Bank & Trust Company as the lender (the "Lender"), pursuant to which the Lender agreed to make a loan to the Company under the Paycheck Protection Program (the "PPP Loan") offered by the U.S. Small Business Administration (the "SBA") in a principal amount of $342,300 pursuant to Title 1 of the Coronavirus Aid, Relief and Economic Security Act (the "CARES Act"). On May 10, 2021, the Company entered into a second

NOTE 10 –PAYCHECK PROTECTION PROGRAM (CONTINUED)

Promissory Note (the "Second PPP Note") with Boston Private Bank & Trust Company as the lender, pursuant to which the Lender agreed to make a loan to the Company under the Paycheck Protection Program (the "Second PPP Loan") offered by the U.S. Small Business Administration in a principal amount of $381,370 pursuant to Title 1 of the Coronavirus Aid, Relief and Economic Security Act.

The PPP Loan proceeds were available to be used to pay for payroll costs, including salaries, commissions, and similar compensation, group health care benefits, and paid leaves; rent; utilities; and interest on certain outstanding debt. The amount that was to be forgiven was calculated in part with reference to the Company's full-time headcount during the twenty-four-week period following the funding of the PPP Loan. The Company applied for forgiveness on the PPP Note during the fourth quarter of 2020 and on the Second PPP Note during the fourth quarter of 2021. Both were forgiven, in full, with one in 2021 and the other in 2022. As a result, there were no principal or interest payments required to be made by the Company.

NOTE 11 – EXEMPTION STATUS

The Company does not handle cash or securities on behalf of its customers. Accordingly, it has no obligations under SEC Rule 15c3-3.

The Company is relying on Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5 because the Company limits its business activities exclusively to: (1) broker or dealer retailing corporate debt securities; (2) municipal securities broker; and (3) private placements of securities, and the Company (1) did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers, (other than money or other consideration received and promptly transmitted in compliance with paragraph (a) or (b)(2) of Rule 15c2-4 and/or funds received and promptly transmitted for effecting transactions via subscriptions on a subscription way basis where the funds are payable to the issuer or its agent and not to the Company); (2) did not carry accounts of or for customers; and (3) did not carry PAB accounts (as defined in Rule 15c3-3) throughout the most recent fiscal year without exception.

NOTE 12 – MANAGEMENT'S REVIEW OF SUBSEQUENT EVENTS

Management has evaluated subsequent events for potential recognition and for disclosure in the December 31, 2021 financial statements through the date on which the financial statements were available to be issued.